

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 21, 2018

Via E-mail
Seamus Lagan
Chief Executive Officer
Rennova Health, Inc.
400 South Australian Ave., 8th Floor
West Palm Beach, FL 33401

>   **Re: Rennova Health, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed February 12, 2018**
>   **File No. 001-35141**

Dear Mr. Lagan:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal 3

To Approve the Company's New 2018 Incentive Award Plan, page 15

1. Please disclose the information required by Item 402 of Regulation S-K. Refer to Item 8(b) of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: J. Thomas Cookson
        Shutts & Bowen LLP